SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A
(Rule 13-d-102)

(Amendment No. 1)

Pet DRx Corporation

(Name of Issuer)

Common Stock, $.0001 Par Value Per Share

 (Title of Class of Securities)

27876C107

 (CUSIP Number of Class of Securities)

May 28, 2008

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

CUSIP NO. 27876C107		Page 2 of 11

1)	Name of Reporting Person Wynnefield Partners Small Cap Value, L.P.
2)	Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐ (b) ☒Reporting person is affiliated with other persons
3)	SEC Use Only
4)	Citizenship Or Place Of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 740,444 Shares Shared Voting Power 0 Sole Dispositive Power: 740,444 Shares Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned By Each Reporting Person: 740,444 Shares
10)	Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 3.1%
12)	Type of Reporting Person (See Instructions) PN

CUSIP NO. 27876C107		Page 3 of 11

1)	Name of Reporting Person Wynnefield Partners Small Cap Value, L.P. I
2)	Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐ (b) ☒Reporting person is affiliated with other persons
3)	SEC USE ONLY
4)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 1,030,174 Shares Shared Voting Power Sole Dispositive Power: 1,030,174 Shares Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,030,174 Shares
10)	Check Box If the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 4.3%
12)	Type of Reporting Person PN

CUSIP NO. 27876C107		Page 4 of 11

1)	Name of Reporting Person Wynnefield Small Cap Value Offshore Fund, Ltd
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒Reporting person is affiliated with other persons
3)	SEC USE ONLY
4)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 1,077,285 Shares Shared Voting Power Sole Dispositive Power: 1,077,285 Shares Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,077,285 Shares
10)	Check Box If the Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 4.4%
12)	Type of Reporting Person (See Instructions) CO

CUSIP NO. 27876C107		Page 5 of 11

1)	Name of Reporting Person Wynnefield Capital Management, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC USE ONLY
4)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 1,770,618 Shares (1) Shared Voting Power Sole Dispositive Power: 1,770,618 Shares (1) Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,770,618 Shares (1)
10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 7.2% (1)
12)	Type of Reporting Person: OO (Limited Liability Company)

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 27876C107		Page 6 of 11

1)	Name of Reporting Person Wynnefield Capital, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC USE ONLY
4)	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 1,077,285 Shares (1) Shared Voting Power Sole Dispositive Power: 1,077,285 Shares (1) Shared Dispositive Power
9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,077,285 Shares (1)
10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 4.4% (1)
12)	Type of Reporting Person (See Instructions) CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 27876C107		Page 7 of 11

1)	Name of Reporting Person Nelson Obus
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC Use Only
4)	Citizenship Or Place Of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 2,847,903 Shares (1) Shared Voting Power 0 Sole Dispositive Power: 2,847,903 Shares (1) Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned By Each Reporting Person: 2,847,903 Shares (1)
10)	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 11.3%
12)	Type of Reporting Person (See Instructions) PN

(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 27876C107		Page 8 of 11

1)	Name of Reporting Person Joshua Landes
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒ Reporting person is affiliated with other persons
3)	SEC Use Only
4)	Citizenship Or Place Of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5) 6) 7) 8)	Sole Voting Power: 2,847,903 Shares (1) Shared Voting Power 0 Sole Dispositive Power: 2,847,903 Shares (1) Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned By Each Reporting Person: 2,847,903 Shares (1)
10)	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row (9): 11.3%
12)	Type of Reporting Person (See Instructions) PN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd, because he is a co-managing member of Wynnefield Capital Management, LLC and an executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

ITEM 1(a). Name of Issuer:
Pet DRx Corporation

ITEM 1(b). Address of Issuer's Principal Executive Offices:

8000 Towers Crescent Drive, Suite 1300
Vienna, VA 22182
________________________________________________

ITEM 2(a). Names of Persons Filing:

Wynnefield Partners Small Cap Value, L.P. ("Partners")
________________________________________________
Wynnefield Partners Small Cap Value, L.P. I ("Partners I")
________________________________________________
Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")
________________________________________________
Wynnefield Capital Management, LLC ("WCM")
________________________________________________
Wynnefield Capital, Inc. ("WCI")
________________________________________________
Nelson Obus
________________________________________________
Joshua Landes
________________________________________________

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123
________________________________________________

ITEM 2(c). Citizenship:

Partners and Partners I are Delaware limited partnerships
________________________________________________
Fund and WCI are Cayman Islands companies
________________________________________________
WCM is a New York limited liability company
________________________________________________
Mr. Obus is a United States citizen
________________________________________________
Mr. Landes is a United States citizen
________________________________________________

ITEM 2(d). Title of Class of Securities:

Common Stock, $.0001 Par Value Per Share
________________________________________________

ITEM 2(e). CUSIP Number:  27876C107

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

None of the reporting persons is an entity specified in Rule 13d-1(b)(1)(ii).

ITEM 4. Ownership:

(a) Amount beneficially owned by all reporting persons: 2,847,903 Shares

(b) Percent of class: 11.3% of Common Stock.

(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:
2,847,903 Shares
(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition:
2,847,903 Shares
(iv) shared power to dispose or to direct the disposition:

ITEM 5. Ownership of five percent or less of a class.

Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8. Identification and classification of members of the group.

See Item 2.

ITEM 9. Notice of dissolution of group.

Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: June 4, 2008

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC,
General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC,
General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

		By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually